UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the Semiannual Period Ended June 30, 2023

MUSIC LICENSING, INC.

(Exact name of Registrant as specified in its charter)

Commission File Number: _______________

Nevada	82-3156625
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3811 Airport Pulling Road North, Suite 203 Naples Florida	34105
(Address of principal executive offices)	(Zip Code)

(833) 227-7683

Registrant’s telephone number, including area code

Common Stock, $0.001 par value

(Title of each class of securities issued pursuant to Regulation A)

In this semi-annual report, the term “Music Licensing, Inc.,” “we,” “us” “our” or “the company” refers to Music Licensing, Inc., a Nevada corporation and its subsidiaries.

The following information contains certain forward-looking statements. Forward-looking statements are statements that estimate the happening of future events and are not based on historical fact. Forward-looking statements may be identified by the use of forward-looking terminology, such as “may,” “could,” “expect,” “estimate,” “anticipate,” “plan,” “predict,” “probable,” “possible,” “should,” “continue,” or similar terms, variations of those terms or the negative of those terms. The forward-looking statements specified in the following information have been compiled by our management on the basis of assumptions made by management and considered by management to be reasonable. Our future operating results, however, are impossible to predict and no representation, guaranty, or warranty is to be inferred from those forward-looking statements.

Item 1. Management’s discussion and analysis of financial condition and results of operations

Overview

Music Licensing, Inc. is a for-profit public performance rights organization representing approximately 2.5 million musical works of songwriters, composers and publishers, many of which originate from Jake P. Noch, the Company’s CEO, and that collects license fees on behalf of the songwriters, composers and publishers with whom it is affiliated and then distributes the license fees as royalties to those songwriters, composers and publishers whose musical works have been publicly performed. The Company’s repertory is presently accessible by download at https://promusicrights.com.

The Company is the one of several public performance rights organization in the United States, including Broadcast Music, Inc, American Society of Composers, Authors, and Publishers, SESAC and Global Music Rights, LLC, with an estimated 7.4% share of the performance rights market based solely on the approximate 2.5 million musical works in its repertory as compared to the publicly available information of the repertoires of Broadcast Music, Inc, American Society of Composers, Authors, and Publishers, SESAC and Global Music Rights, LLC.

The Company has a number of reputable artists in its repertory including, OG Maco, best known for his 2014 debut single “U Guessed It,” which went viral and peaked at number 90 on the U.S. Billboard Hot 100.

The Company has entered into agreements granting it the right to license the public performance rights in an approximate 2.5 million copyrighted musical works, which include, for example, musical works featuring notable artists such as A$AP Rocky, Wiz Khalifa, Pharrell, Young Jeezy, Juelz Santana, Lil Yachty, MoneyBaggYo, Larry June, Trae Pound, Sause Walka, Trae Tha Truth, Sosamann, Soulja Boy, Lex Luger, Lud Foe, SlowBucks, Gunplay, OG Maco, Rich The Kid, Fat Trel, Young Scooter, Nipsey Hussle, Famous Dex, Boosie Badazz, Shy Glizzy, 2 Chainz, Migos, Gucci Mane, Rich The Kid, Young Dolph, Trinidad James and Fall Out Boy.

The Company currently generates revenue by licensing the musical works in its repertory.

Plan of Operation

While we have generated revenue from operations, such revenue does not appear to be recurring and various downstream customers have failed to continue payments under their respective agreements. As reflected in our reviewed balance sheet for the period ended June 30, 2023, our accounts receivable are $851,939,992. Of those receivables, there is an offset of 806,479,012 as an allowance for accounts which may not be collectable. Our plan of operation for the 12 months through December 2023 is to continue growing our business in the United States by seeking (i) partnerships to grow our repertory, (ii) songwriters, composers and publishers to contribute musical works to our repertory, and (iii) downstream customers to enter into per location or per service licensing agreements with us. We further intend to seek collection on the outstanding accounts receivable. While the Company intends to minimize its operational expenses, the Company has a good faith belief it can monetize certain accounts receivable through the fiscal year end of December 31, 2023. If the Company is unable to collect a significant percentage of its outstanding accounts receivable by December 31, 2023, the Company will likely have insufficient funds to continue its operations, expend resources on marketing or advertising, and otherwise maintain its information systems. Lastly, in such event, our songwriters, composers and publishers may seek to rescind their grants of public performance licenses or otherwise terminate their agreements with us, substantially impacting the Company’s ability to operate as a going concern.

1

Our business is to license public performance rights of songwriters, composers and publishers to downstream customers, such as digital streaming services and radio stations. Our primary product and service is our songwriter’s composer’s and publisher’s public performance rights. As stated herein, we have obtained a significant repertory of musical compositions to offer to downstream customers, so that such customers can publicly perform such compositions publicly. While we have generated revenue in 2022 and through the six months ended June 30, 2023, as reflected on our financial statements, we seek to raise capital in order to scale our business operations. In the past, we have relied on our founder to fund operations. Once we entered into agreements with downstream customers, we began to generate revenue. Yet we continued to incur expenses for advertising and promoting the business, the musical works in our repertory and our songwriters, composers and publishers. We have encountered hesitation by songwriters, composers and publishers to switch performing rights organizations to us in any material numbers, and for downstream customers to enter into licensing agreements with us. We continue to believe that our royalty-payment model will prevail and songwriters, composers and publishers will perceive the added value in our offering to payout the entirety of royalties.

The Company is seeking to relocate to the Federation of St. Kitts and Nevis and is also in the process of listing on the Jamaican Stock Exchange. These changes may result in increased revenue through new market opportunities.

Music Licensing, Inc.’s License Agreements with Customers for the Public Performance of Musical Works in its Repertory

We have entered into written “Business License Agreements” with approximately 466 customers granting them a nonexclusive right and license to publicly perform the musical works of our songwriters, composers and publishers in our repertory. Of the approximate 2.5 million musical works in our repertory, approximately 2.2 million are musical works of Mr. Noch. The Business License Agreements are designed to encompass the entirety of the songwriter’s, composer’s or publisher’s writer share and publisher share on each of their respective musical compositions. For example, if a songwriter holds 10% of the writer share of a musical composition in 50 musical compositions, then the Business License Agreement is designed for Pro Music Rights to represent such songwriter’s 10% interest of the writer share for such compositions. The period of those agreements is for an initial term of five (5) years, which term automatically renews for successive one (1) year periods unless either party gives notice of termination no later than ninety (90) days prior to the end of the then-current term. Our Business License Agreements with our songwriters, composers and publishers encompass the entirety of their public performance rights in musical works. Such agreements are not generally entered on a song-by-song basis with artists, as the artists generally lack ownership of the public performance rights in and to the musical works except to the extent such artist is a songwriter, composer or publisher of such musical work. Nor do we generally enter into such agreements with the individual or group producing the musical work, except to the extent such individual or group is a songwriter, composer or publisher of such musical work.

We charge the following license fee to our customers and the following usage fees (i.e., royalties) for the public performance of musical works in our repertory: A base licensing fee of $50.00 per month for each business location, which fee shall increase every January 1 thereafter at a rate of 2.5% annually. Additionally, a per usage fee for each public performance of the musical works in our repertory is charged based on $0.00005 per usage for every 1% of a work registered with Pro Music Rights representing a total of 100% publisher and 100% writer share for a maximum of 200%. Such fee shall increase on a yearly basis every January 1st at 2.5% annually, rounded highest to the nearest $0.01, for example:

Ownership of Musical Work	Usages	Total Usage Fee	Base License Fee Per Business Location	Total Fee Per Month
1% Ownership of Publisher and Writer share	1,000,000	$100.00	$50.00	$150.00
50% Ownership of Publisher and Writer share	1,000,000	$5,000	$50.00	$5,050.00
100% Ownership of Publisher and Writer Share	1,000,000	$10,000.00	$50.00	$10,050.00

With respect to the above table, if a composer holds a 1% interest of the publisher share and a 1% interest of the writer share then, based on 1,000,000 usages of the work over which the composer holds such 1% interest, the composer would receive a royalty payment from the usages equal to 1% of the $0.000005 per each of the 1,000,000 usages for the writer share and a royalty payment from the usages equal to 1% of the $0.000005 per each of the 1,000,000 usages for the publisher share, for a total royalty payment of $100.00.

2

In general, if our songwriter, composer or publisher does not hold both 100% of the publisher share of a musical work and 100% of the writer share of a musical work, we would nonetheless collect royalties for the public performance of such musical work but only to the extent of the ownership percentage in the public performance rights of such songwriter, composer or publisher of such musical work, as set forth in above. Further, as a general matter, any individual or entity publicly performing a federally copyrighted musical work without a public performance license from the holders of the public performance rights for such musical work could be found liable for copyright infringement, among other claims. Even if our songwriters, composers or publishers own less than 100% of the publisher share and 100% of the writer share of a musical work, we nonetheless charge business license fees for the license granted to us in our Business License Agreement from our songwriters, composers and/or publishers for the musical works.

The Company’s customers are required, on the first of each month, to submit a musical work usage report detailing the usage of each musical work in the Company’s repertory. Such report shall contain the amount of usage and/or streams of which the customer utilized the musical works in our repertory. Upon receiving such report, the Company issues an invoice for the appropriate usage fee to the customer. In the event the customer submits such report later than five days after such reports are due, we charge the customer an additional fee. We collect payment from our customers through WePay, PayPal, checks, wire transfer and ACH. Once payments are collected from such agreements, we retain the monthly or annual fee as revenue and collect the usage fees, which are then distributed as royalties to our songwriters, composers and publishers.

Limited Business History; Need for Additional Capital

There is limited historical financial information about the Company upon which to base an evaluation of our performance. We are an early-stage corporation with limited operations and unsustainable revenues from business operations. We cannot guarantee we will be successful in our business plans. Our business is subject to risks inherent in the establishment of a new business enterprise, including limited capital resources, possible delays in the exploration and/or development, and possible cost overruns due to price and cost increases in services. We are considering options to negotiate business combinations, mergers or acquisitions. However, there is no guarantee that we will be successful in closing these transactions we are considering. We have a specific business plan and timetable to complete our 12-month plan of operation based on the success of our service to license the public performance of musical works in our repertory to potential customers, such as, for example, television and radio stations; broadcast and cable networks; new media, including the Internet/streaming services and mobile technologies; satellite audio services like XM and Sirius; nightclubs, hotels, bars, restaurants and other venues; digital jukeboxes; and live concerts. Specifically, we have entered into various licensing agreements under which we have generated accounts receivables. Our reviewed balance sheet as of June 30, 2023 identifies $45,460,980, including offsets as described under the “Plan of Operation” section herein, of accounts receivable predominantly arising from such licensing agreements. The accounts receivable consisted of the following: (1) monthly license subscription fee; (2) musical work usage non-declaration fee; and (3) interest charges. Our inability to raise additional funding may impair our ability to expand our operations, increase revenue, expend resources for advertising and promotion, enter into new licensing agreements and otherwise grow our business.

We will need additional financing to operate our business. We cannot provide investors with any assurance that we will be able to raise sufficient funding to continue or otherwise sustain business operations. We do not currently have any arrangements in place for any future equity financing. Our limited operating history and our lack of significant tangible capital assets makes it unlikely that we will be able to obtain significant debt financing in the near future. If such financing is not available on satisfactory terms, we may be unable to continue or expand our business. Equity financing could result in additional dilution to existing shareholders. We will need to secure financing in the future to continue or otherwise sustain business operations.

3

Liquidity and Capital Resources

As of June 30, 2023, we had a cash balance of $2,390. We will need to raise funds to commence our 12-month plan of business operation and fund any ongoing operational expenses. Historically, we have financed our operations and capital expenditures primarily through capital infusion from Jake Noch, our executive officer and director. For clarity, we have not entered into any loan, debt or other financing agreements with Mr. Noch, and we have no obligation to repay Mr. Noch for his capital contributions. Mr. Noch has funded our operations from his personal wealth with a full understanding of the personal financial risk thereof. While Mr. Noch intends to continue providing the Company with capital to fund its operations, there can be no assurance that he will continue to do so in the future, although Mr. Noch is aware that any cessation of his funding our operations will result in a total loss of his investment and the value of his substantial shareholding of the Company. In the future, we may raise additional capital through additional debt or equity financings to support our business, to respond to business opportunities, challenges, or unforeseen circumstances, or for other reasons. On an ongoing basis, we are evaluating sources of financing and may raise additional capital in the future. Our ability to obtain additional capital will depend on our development efforts, business plans, investor demand, operating performance, the condition of the capital markets, and other factors. We cannot assure you that additional financing will be available to us on favorable terms when required, or at all. If we raise additional funds through the issuance of equity, equity-linked, or debt securities, those securities may have rights, preferences, or privileges senior to the rights of existing stockholders, and existing stockholders may experience dilution. Further, if we are unable to obtain additional capital when required, or are unable to obtain additional capital on satisfactory terms, our ability to continue to support our business or to respond to business opportunities, challenges, or unforeseen circumstances would be adversely affected.

Use of Estimates

The Company prepares financial statements in conformity with generally accepted accounting principles that require management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Although these estimates are based on management’s knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with maturities of one year or less to be cash equivalents.

Property and Equipment

Property and equipment are stated at cost. Major repairs and betterments are capitalized and normal maintenance and repairs are charged to expense as incurred. Depreciation is computed by the straight-line method over the estimated useful lives of the related assets. Upon retirement or sale of an asset, the cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations.

Fair Value of Financial Instruments

The fair value of cash and cash equivalents and accounts receivable and accounts payable approximates their carrying amount.

Recent Accounting Pronouncements

The Company does not expect the adoption of recently issued accounting pronouncements to have a significant impact on its results of operations, financial position or cash flow.

Item 2. Other Information

None.

Item 3. Financial Statement

The accompanying semiannual financial statements are reviewed and have been prepared in accordance with the instructions to Form 1-SA. Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders’ equity in conformity with accounting principles generally accepted in the United States of America. Except as disclosed herein, there has been no material change in the information disclosed in the notes to the consolidated financial statements included in the Company’s Annual Report on Form 1-K for the year ended March 31, 2023. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature. Operating results for the six months ended June 30, 2023, are not necessarily indicative of the results that can be expected for the year ending December 31, 2023.

4

MUSIC LICENSING, INC.

INTERIM FINANCIAL STATEMENTS

(Unaudited)

For the Quarter ended as of March 31, 2023

Music Licensing, Inc.
Interim Financial Statements (Unaudited)
For the Quarter ended as of March 31, 2023

INDEPENDENT ACCOUNTANT REVIEW REPORT

The Board of Directors Music	August 08, 2023
Licensing, Inc. 3811 Airport-Pulling Rd.
Naples, FL 34105

We have reviewed the accompanying balance sheet of Music Licensing, Inc. (the company) as of March 31, 2023, and the related statement of income, statement of equity and statement of cash flows for the period then ended, and the related notes to the financial statements.

A review includes primary applying analytical procedures to management’s financial data and making inquiries of the company’s management. A review is less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

MANAGEMENT’S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

Management is responsible for the preparation and fair presentation of these financial statements in accordance with principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controlrelevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

ACCOUNTANT RESPONSIBILITY

Our responsibility is to conduct the review in accordance with the Statement on Standards of Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of material modifications that should be made in the financial statements for them to be in accordance with the accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our report.

Accountant’s Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with the accounting principles generally accepted in the United States of America.

Certified Public Accountant, NH 08224

CF Audits LLC

159 Main St. STE 100

Nashua NH 03060

603-607-7600

cpa@cfaudits.com

Music Licensing, Inc.
Balance Sheet Statement (Unaudited)
As of March 31, 2023

March 31, 2023
ASSETS
Current Assets
Bank Balance	40,994
Accounts Receivables	758,664,537
Allowance for Doubtful Accounts	(718,988,014)
Net Accounts Receivables	39,676,523
Total Current Assets	39,717,517
Intangible Assets
Copy Rights and Domain Names	45,135
Total Fixed Assets	45,135
TOTAL ASSETS	39,762,652

LIABILITIES AND EQUITY
Liabilities	-
Current Liabilities
Accounts payable	99,751
Sales tax payable	4,535
Total Liabilities	104,286
Equity
Common Shares	35,669
Additional Paid In Capital	212,802
Retained Earnings	39,409,895
Total Equity	39,658,366
TOTAL LIABILITIES AND EQUITY	39,762,652

The accompanying notes are an integral part of these financial statements

Music Licensing, Inc.
Income Statement (Unaudited)
For the Quarter ended as of March 31, 2023

March 31, 2023
Revenues
Services	758,738,240
Total Revenues	758,738,240
Less Operating Expenses
Legal and Professional Services	45,002
General and Administrative	1,747
Bad Debt Expense	718,988,014
Total Operating Expenses	(719,034,763)
Net Income (Loss)	39,703,477

The accompanying notes are an integral part of these financial statements

Music Licensing, Inc.
Statement of Changes in Equity (Unaudited)
For the Quarter ended as of March 31, 2023

	Common Stock		Additional Paid In	Retained Earnings
	Shares	Amount	Capital	(Deficit)	Total
Balance – January 1, 2023	3,566,945,290	35,669	183,499	(293,582)	(74,414)
Capital Contributions as of March 31, 2023	-	-	29,303	-	(45,111)
Net Income (Loss) – as of March 31, 2023	-	-	-	39,703,477	39,658,366
Balance – March 31, 2023	3,566,945,290	35,669	212,802	39,409,895	39,658,366

The accompanying notes are an integral part of these financial statements

Music Licensing, Inc.
Statement of Cash Flow (Unaudited)
For the Quarter ended as of March 31, 2023

OPERATING ACTIVITIES	March 31, 2023
Net Income (Loss)	39,703,477
Adjustments to Reconcile Net Income to Net Cash provided by operations:
Change in Payables	(7,554)
Change in Receivables	(39,685,228)
Net cash used by operating activities	10,695
Net cash provided by Investing Activities	-
FINANCING ACTIVITIES
Additional Paid in Capital	29,303
Net cash provided by Financing Activities	29,303
NET CASH INCREASE (DECREASE) FOR PERIOD	39,998
Cash at the beginning of the period	996
CASH AT END OF PERIOD	40,994

The accompanying notes are an integral part of these financial statements

Music Licensing, Inc.
Notes to the Financial Statements (Unaudited)
As of March 31, 2023

1.	DESCRIPTION OF THE BUSINESS

Music Licensing, Inc. (“Music Licensing” or “the Company”) is a music performing rights organization that represents songwriters, composers, and music publishers and issues public performance licenses to businesses for a flat monthly fee. Included in the standardized public performance license is a usage fee that is distributed as royalties to the songwriters, composers & music publishers that the Company represents. This model differs from competitors as the Company does not charge their artists an administration fee or utilize a royalty pool model.

The Company’s customers include television and radio stations, internet/streaming services and mobile technologies, Satellite audio services like XM and Sirius, nightclubs, restaurants, bars and other venues. Pro Music which is recognized in U.S. copyright law as a licensor of music was founded in 2018 and is based in Naples, FL. The Company was incorporated in the state of Delaware on November 4, 2020. The Company was created by virtue of the LLC conversion to a Corporation under the “Plan of Conversion” from Pro Music Rights, LLC to Pro Music Rights, Inc. which referred herein as “LLC Conversion”. The LLC Conversion has the following effects on the Company:

1.	All the claims, demands, property, rights, privileges, powers, franchises and every other interest of the Converting LLC shall be as effectively the property of the Company as they were of the Converting LLC prior to effectivity of the conversion.

2.	All debts, liabilities and duties of the Converting LLC shall be attached to the Company and may be enforced against it to the same extent as if such debts, liabilities and duties had been incurred or contracted by it.

3.	All the outstanding membership interests in the Converting LLC shall be canceled and extinguished and be converted into and represent ownership interest in the Company on a one for one basis, such that one hundred percent (100%) of the membership interests of the Converting LLC shall be converted into one hundred percent (100%) ownership of the Company.

History of the Company

The Company was originally incorporated as Hyperbaric Oxygenation Corporation in the State of Nevada on November 17, 1997. The Company subsequently changed its name to Building Turbines, Inc. on January 1, 2011 in connection with the Company’s December 1, 2010 acquisition of Building Turbines, Inc which was in the development of wind turbines for office buildings. Prior to the acquisition of Building Turbines, Inc, the Company had been engaged in the business of Hyperbaric care centers in Canada.

Music Licensing, Inc.
Notes to the Financial Statements (Unaudited)
As of March 31, 2023

On February 26, 2016, an exchange agreement was entered into by and among certain shareholders and debt holders of the Company, representing the majority of the outstanding shares of the Company and FutureWorld, Corp., a Delaware Corporation which was the owner of the partially owned subsidiary, NUVUS GRO. On March 10, 2016, Building Turbines, Inc. changed its name to HempTech Corp. There was a change of control in connection with the name change. As HempTech Corp, the Company was a provider of advanced controlled environment agriculture with sophisticated automation and analytical tools for the cultivators of legal industrial hemp and cannabis. On March 13, 2018 the Company changed its name to Nuvus Gro Corp. On November 21, 2022, the Company changed its name to Music Licensing Inc.

On July 19, 2022, Jake P. Noch Family Office LLC acquired control of the Company by purchasing 37,900,000 Shares of Common Stock of the Company from C&S Advisors Inc., which had previously acquired 44,941,214 Shares of common stock from Talari Industries LLC and Harvest Fund LLC. Jake P. Noch paid $430,000 to Eric Horton for these 37,900,000 Shares of Common Stock. Eric Horton is currently a Shareholder of the Company.

In the transaction whereby Eric Horton acquired 44,941,214 Shares of Common Stock from Talari Industries LLC and Harvest Fund LLC the persons involved were Sam Talari, former CEO of the Company, and Eric Horton. Eric Horton is a Shareholder of the Company. Sam Talari is not affiliated with the Company in any way. Assignment of value to this transaction cannot be determined at this time. The value of this transaction cannot be determined at this time because this transaction was executed under the direction of prior management and such information is not available to the Company’s current management.

Pro Music was formed as “Pro Music Rights, LLC,” a Florida limited liability company effective as of January 31, 2018, and converted into a Delaware corporation on November 4, 2020 resulting in, among things, a change of the legal name from “Pro Music Rights, LLC” to “Pro Music Rights Inc

On September 22, 2022, the Company, filed a Certificate of Amendment to Articles of Incorporation of the Company (the “Certificate of Amendment”) with the Secretary of State of the State of Nevada, pursuant to which the authorized shares of common stock was increased to 20,000,000,000. On November 21, 2022 the Company filed a Certificate of Amendment to the Articles of Incorporation to change the name of the Company from Nuvus Gro Corp. to Music Licensing Inc.

Music Licensing, Inc.
Notes to the Financial Statements (Unaudited)
As of March 31, 2023

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1. Basis of Presentation

The financial statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (US GAAP) and are presented in U.S. dollars.

2.2. Use of Estimates

The preparation of financial statements in conformity with the U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Management evaluates the estimates and assumptions based on historical experience and believes those estimates and assumptions are reasonable based on the information available to them.

2.3. Cash

The Company deposits its cash with financial institutions that the management believes are of high credit quality. The Company’s cash consists primarily of cash deposited in U.S. dollar-denominated investment accounts.

2.4. Fair Value of Financial Instruments

Pursuant to the accounting guidance for fair value measurements and its subsequent updates, fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The accounting guidance establishes a three-tier fair value hierarchy that requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. A financial instrument’s classification within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement. Three levels of inputs may be used to measure fair value:

Level 1—Quoted prices in active markets for identical assets or liabilities;

Music Licensing, Inc.
Notes to the Financial Statements (Unaudited)
As of March 31, 2023

Level 2—Inputs other than the quoted prices in active markets, that are observable either directly or indirectly;

Level 3—Unobservable inputs based on the Company’s own assumption.

2.5. Intangible Assets

Intangible assets are comprised of copyrights and domain names. The Company is the owner for the exclusive rights to use these copyrights and domain names. As such, these assets do have an indefinite life. The Company reviews the currently held copy rights and domain names on an annual basis for impairment to determine if an adjustment is required. As the current intangible assets are working No impairment adjustment was considered necessary as of March 31, 2023.

The company’s intangible assets at the period end are categorized as follows:

●	Copyrights: $19,010

●	Domain Names $26,125

2.6. Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, control has been transferred, the fee is fixed or determinable, and collectability is reasonably assured. In instances where final acceptance of the product Is specified by the customer, revenue is deferred until all acceptance criteria have been met. The Company’s primary source of revenue is the monthly licensing subscription fee.

The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its arrangements:

●	Identify the contract with a customer.

●	Identify the performance obligations in the contract.

●	Determine the transaction price.

●	Allocate the transaction price to performance obligations in the contract, and

●	Recognize revenue as the performance obligation is satisfied.

2.7. Income Taxes

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740), which amends the existing guidance relating to the accounting for income taxes. ASU 2019-12 is intended to simplify the accounting for income taxes by removing certain exceptions to the general principles of accounting for income taxes and to improve the consistent application of GAAP for other areas of accounting for income taxes by clarifying and amending existing guidance.

There are no Deferred tax assets and liabilities to be recognized for the current period.

Music Licensing, Inc.
Notes to the Financial Statements (Unaudited)
As of March 31, 2023

3. ACCOUNTS RECEIVABLES AND ALLOWANCE FOR DOUBTFUL ACCOUNTS

Accounts receivables are stated at Net Realizable Value (NRV). On a periodic basis, management evaluates its accounts receivable and determines whether to provide an allowance or if any accounts should be written off based on a past history of write offs, collections, and current credit conditions. A receivable is considered past due if the company has not received payments based on agreed-upon terms. The company generally does not require any security or collateral to support its receivables.

Prior Period Error

The company has identified a prior period item (error) relating to the past periods ending December 31, 2022. There was an omission in booking and sending the sales invoices to the customers. Due to this, the prior year sales were not recorded. These omitted invoices are a part of a signed legal licensing agreement between the company and its customers. As such management has decided to record these invoices as Sales starting 2023.

Summary of Revenues at the period end:

●	Total revenues as on March 31, 2023: $758,738,240

●	Revenues Relating to Prior Period: $758,661,381

●	Total revenues for the Quarter ended as of March 31, 2023: $76,859

The Management decided to take a provision of $718,988,014 as of March 31, 2023 as bad debts expense based on management estimation and legal advice.

4. SUBSEQUENT EVENTS

As per GAAP Accounting Standards Codification (ASC) 855 , The Company evaluates events and transactions occurring after the balance sheet date but before the financial statements are issued for potential recognition or disclosure in the financial statements. The objective of the subsequent events section is to provide information to users of the financial statements about any significant events that have occurred subsequent to the balance sheet date that could affect the understanding of the financial statements.

Music Licensing, Inc.
Notes to the Financial Statements (Unaudited)
As of March 31, 2023

5. STOCKHOLDER’S EQUITY

The company is authorized to issue 20,000,000,000 shares at 0.00001 par value. As of March 31, 2023, the company has 3,566,945,290 shares authorized and outstanding.

6. ACCOUNTS PAYABLES

Trade and other payables primarily represent amounts owed by the company to suppliers and vendors for goods and services received. These payables arise in the ordinary course of business operations and are generally settled within the company’s normal credit terms.

The company regularly reviews the carrying amount of trade and other payables to ensure they are stated at their estimated settlement amounts. If there are significant changes in the expected timing of settlement or in the estimated amounts, adjustments are made to the carrying amount and recognized in the statement of profit or loss.

The Company has an outstanding accounts payable balance of $99,751 as of March 31, 2023, as legal and professional fees. The management is planning to settle all payables balance by the end of 2023.

MUSIC LICENSING, INC.

INTERIM FINANCIAL STATEMENTS

(Unaudited)

For the Quarter ended

As of June 30, 2023

Music Licensing, Inc.
Interim Financial Statements (Unaudited)
For the Quarter ended as of June 30, 2023

INDEPENDENT ACCOUNTANT REVIEW REPORT

The Board of Directors Music	August 08, 2023
Licensing, Inc. 3811 Airport-Pulling Rd.

Naples, FL 34105

We have reviewed the accompanying balance sheet of Music Licensing, Inc. (the company) as of June 30, 2023, and the related statement of income, statement of equity and statement of cash flows for the period from April 01, 2023 to June 30, 2023, and the related notes to the financial statements.

A review includes primary applying analytical procedures to management’s financial data and making inquiries of the company’s management. A review is less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

MANAGEMENT’S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

Management is responsible for the preparation and fair presentation of these financial statements in accordance with principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controlrelevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

ACCOUNTANT RESPONSIBILITY

Our responsibility is to conduct the review in accordance with the Statement on Standards of Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of material modifications that should be made in the financial statements for them to be in accordance with the accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our report.

Accountant’s Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with the accounting principles generally accepted in the United States of America.

Certified Public Accountant, NH 08224

CF Audits LLC

159 Main St. STE 100

Nashua NH 03060

603-607-7600

cpa@cfaudits.com

Music Licensing, Inc.
Balance Sheet Statement (Unaudited)
As of June 30, 2023

June 30, 2023
ASSETS
Current Assets
Bank Balance	2,390
Accounts Receivables	851,939,992
Allowance for Doubtful Accounts	(806,479,012)
Net Accounts Receivables	45,460,980
Total Current Assets	45,463,370
Intangible Assets
Copy Rights and Domain Names	45,135
Total Fixed Assets	45,135
TOTAL ASSETS	45,508,505

LIABILITIES AND EQUITY
Liabilities	-
Current Liabilities
Accounts payable	56,944
Sales tax payable	4,535
Total Liabilities	61,479
Equity
Common Shares	35,669
Additional Paid In Capital	254,064
Retained Earnings	45,157,293
Total Equity	45,447,026
TOTAL LIABILITIES AND EQUITY	45,508,505

The accompanying notes are an integral part of these financial statements

Music Licensing, Inc.
Income Statement (Unaudited)
For the Quarter ended as of June 30, 2023

June 30, 2023
Revenues
Services	93,294,545
Total Revenues	93,294,545
Less Operating Expenses
Legal and Professional Services	47,255
General and Administrative	8,894
Bad Debt Expense	87,490,998
Total Operating Expenses	(87,547,147)
Net Income (Loss)	5,747,398

The accompanying notes are an integral part of these financial statements

Music Licensing, Inc.
Statement of Changes in Equity (Unaudited)
For the Quarter ended as of June 30, 2023

	Common Stock		Additional Paid In	Retained Earnings
	Shares	Amount	Capital	(Deficit)	Total
Balance – March 31, 2023	3,566,945,290	35,669	212,802	39,409,895	39,658,366
Capital Contributions as of June 30, 2023	-	-	41,262	-	39,699,628
Net Income (Loss) – as of June 30, 2023	-	-	-	5,747,398	45,447,026
Balance - June 30, 2023	3,566,945,290	35,669	254,064	45,157,293	45,447,026

The accompanying notes are an integral part of these financial statements

Music Licensing, Inc.
Statement of Cash Flow (Unaudited)
For the Quarter ended as of June 30, 2023

June 30, 2023
OPERATING ACTIVITIES
Net Income (Loss)	5,747,398
Adjustments to Reconcile Net Income to Net Cash provided by operations:
Change in Payables	(42,807)
Change in Receivables	(5,784,457)
Net cash used by operating activities	(79,866)
Net cash provided by Investing Activities	-
FINANCING ACTIVITIES
Additional Paid in Capital	41,262
Net cash provided by Financing Activities	41,262
NET CASH INCREASE (DECREASE) FOR PERIOD	(38,604)
Cash at the beginning of the period	40,994
CASH AT END OF PERIOD	2,390

The accompanying notes are an integral part of these financial statements

Music Licensing, Inc.
Notes to the Financial Statements (Unaudited)
As of June 30, 2023

1.	DESCRIPTION OF THE BUSINESS

Music Licensing, Inc. (“Music Licensing” or “the Company”) is a music performing rights organization that represents songwriters, composers, and music publishers and issues public performance licenses to businesses for a flat monthly fee. Included in the standardized public performance license is a usage fee that is distributed as royalties to the songwriters, composers & music publishers that the Company represents. This model differs from competitors as the Company does not charge their artists an administration fee or utilize a royalty pool model.

The Company’s customers include television and radio stations, internet/streaming services and mobile technologies, Satellite audio services like XM and Sirius, nightclubs, restaurants, bars and other venues. Pro Music which is recognized in U.S. copyright law as a licensor of music was founded in 2018 and is based in Naples, FL. The Company was incorporated in the state of Delaware on November 4, 2020. The Company was created by virtue of the LLC conversion to a Corporation under the “Plan of Conversion” from Pro Music Rights, LLC to Pro Music Rights, Inc. which referred herein as “LLC Conversion”. The LLC Conversion has the following effects on the Company:

1.	All the claims, demands, property, rights, privileges, powers, franchises and every other interest of the Converting LLC shall be as effectively the property of the Company as they were of the Converting LLC prior to effectivity of the conversion.

2.	All debts, liabilities and duties of the Converting LLC shall be attached to the Company and may be enforced against it to the same extent as if such debts, liabilities and duties had been incurred or contracted by it.

3.	All the outstanding membership interests in the Converting LLC shall be canceled and extinguished and be converted into and represent ownership interest in the Company on a one for one basis, such that one hundred percent (100%) of the membership interests of the Converting LLC shall be converted into one hundred percent (100%) ownership of the Company.

History of the Company

The Company was originally incorporated as Hyperbaric Oxygenation Corporation in the State of Nevada on November 17, 1997. The Company subsequently changed its name to Building Turbines, Inc. on January 1, 2011 in connection with the Company’s December 1, 2010 acquisition of Building Turbines, Inc which was in the development of wind turbines for office buildings. Prior to the acquisition of Building Turbines, Inc, the Company had been engaged in the business of Hyperbaric care centers in Canada.

Music Licensing, Inc.
Notes to the Financial Statements (Unaudited)
As of June 30, 2023

On February 26, 2016, an exchange agreement was entered into by and among certain shareholders and debt holders of the Company, representing the majority of the outstanding shares of the Company and FutureWorld, Corp., a Delaware Corporation which was the owner of the partially owned subsidiary, NUVUS GRO. On March 10, 2016, Building Turbines, Inc. changed its name to HempTech Corp. There was a change of control in connection with the name change. As HempTech Corp, the Company was a provider of advanced controlled environment agriculture with sophisticated automation and analytical tools for the cultivators of legal industrial hemp and cannabis. On March 13, 2018 the Company changed its name to Nuvus Gro Corp. On November 21, 2022, the Company changed its name to Music Licensing Inc.

On July 19, 2022, Jake P. Noch Family Office LLC acquired control of the Company by purchasing 37,900,000 Shares of Common Stock of the Company from C&S Advisors Inc., which had previously acquired 44,941,214 Shares of common stock from Talari Industries LLC and Harvest Fund LLC. Jake P. Noch paid $430,000 to Eric Horton for these 37,900,000 Shares of Common Stock. Eric Horton is currently a Shareholder of the Company.

In the transaction whereby Eric Horton acquired 44,941,214 Shares of Common Stock from Talari Industries LLC and Harvest Fund LLC the persons involved were Sam Talari, former CEO of the Company, and Eric Horton. Eric Horton is a Shareholder of the Company. Sam Talari is not affiliated with the Company in any way. Assignment of value to this transaction cannot be determined at this time. The value of this transaction cannot be determined at this time because this transaction was executed under the direction of prior management and such information is not available to the Company’s current management.

Pro Music was formed as “Pro Music Rights, LLC,” a Florida limited liability company effective as of January 31, 2018, and converted into a Delaware corporation on November 4, 2020 resulting in, among things, a change of the legal name from “Pro Music Rights, LLC” to “Pro Music Rights Inc

On September 22, 2022, the Company, filed a Certificate of Amendment to Articles of Incorporation of the Company (the “Certificate of Amendment”) with the Secretary of State of the State of Nevada, pursuant to which the authorized shares of common stock was increased to 20,000,000,000. On November 21, 2022 the Company filed a Certificate of Amendment to the Articles of Incorporation to change the name of the Company from Nuvus Gro Corp. to Music Licensing Inc.

Music Licensing, Inc.
Notes to the Financial Statements (Unaudited)
As of June 30, 2023

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1.	Basis of Presentation

The financial statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (US GAAP) and are presented in U.S. dollars.

2.2.	Use of Estimates

The preparation of financial statements in conformity with the U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Management evaluates the estimates and assumptions based on historical experience and believes those estimates and assumptions are reasonable based on the information available to them.

2.3.	Cash

The Company deposits its cash with financial institutions that the management believes are of high credit quality. The Company’s cash consists primarily of cash deposited in U.S. dollar-denominated investment accounts.

2.4.	Fair Value of Financial Instruments

Pursuant to the accounting guidance for fair value measurements and its subsequent updates, fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The accounting guidance establishes a three-tier fair value hierarchy that requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. A financial instrument’s classification within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement. Three levels of inputs may be used to measure fair value:

Level 1—Quoted prices in active markets for identical assets or liabilities;

Level 2—Inputs other than the quoted prices in active markets, that are observable either directly or indirectly;

Level 3—Unobservable inputs based on the Company’s own assumption.

Music Licensing, Inc.
Notes to the Financial Statements (Unaudited)
As of June 30, 2023

2.5.	Intangible Assets

Intangible assets are comprised of copyrights and domain names. The Company is the owner for the exclusive rights to use these copyrights and domain names. As such, these assets do have an indefinite life. The Company reviews the currently held copy rights and domain names on an annual basis for impairment to determine if an adjustment is required. As the current intangible assets are working No impairment adjustment was considered necessary as of June 30, 2023.

The company’s intangible assets at the period end are categorized as follows:

●	Copyrights: $19,010

●	Domain Names $26,125

2.6.	Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, control has been transferred, the fee is fixed or determinable, and collectability is reasonably assured. In instances where final acceptance of the product Is specified by the customer, revenue is deferred until all acceptance criteria have been met. The Company’s primary source of revenue is the monthly licensing subscription fee.

The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its arrangements:

●	Identify the contract with a customer.

●	Identify the performance obligations in the contract.

●	Determine the transaction price.

●	Allocate the transaction price to performance obligations in the contract, and

●	Recognize revenue as the performance obligation is satisfied.

2.7.	Income Taxes

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740), which amends the existing guidance relating to the accounting for income taxes. ASU 2019-12 is intended to simplify the accounting for income taxes by removing certain exceptions to the general principles of accounting for income taxes and to improve the consistent application of GAAP for other areas of accounting for income taxes by clarifying and amending existing guidance. There are no Deferred tax assets and liabilities to be recognized for the current period.

Music Licensing, Inc.
Notes to the Financial Statements (Unaudited)
As of June 30, 2023

3.	ACCOUNTS RECEIVABLES AND ALLOWANCE FOR DOUBTFUL ACCOUNTS

Accounts receivables are stated at Net Realizable Value (NRV). On a periodic basis, management evaluates its accounts receivable and determines whether to provide an allowance or if any accounts should be written off based on a past history of write offs, collections, and current credit conditions. A receivable is considered past due if the company has not received payments based on agreed-upon terms. The company generally does not require any security or collateral to support its receivables.

Prior Period Error

The company has identified a prior period item (error) relating to the past periods ending December 31, 2022. There was an omission in booking and sending the sales invoices to the customers. Due to this, the prior year sales were not recorded. These omitted invoices are a part of a signed legal licensing agreement between the company and its customers. As such management has decided to record these invoices as Sales starting 2023.

Summary of Revenues at the period end:

●	Total Revenues as on June 30, 2023: $852,032,784

●	Revenues Relating to Prior Period: $851,947,010

●	Revenues related to first quarter of 2023: $76,859

●	Total Revenues for the Quarter ended as of June 30, 2023: $8,915

The Management decided to take a provision of $87,490,998 for the second quarter of the year, totalling the amount of $806,479,012 as bad debts expense during the year 2023 based on management estimation and legal advice.

4.	SUBSEQUENT EVENTS

As per GAAP Accounting Standards Codification (ASC) 855 , The Company evaluates events and transactions occurring after the balance sheet date but before the financial statements are issued for potential recognition or disclosure in the financial statements. The objective of the subsequent events section is to provide information to users of the financial statements about any significant events that have occurred subsequent to the balance sheet date that could affect the understanding of the financial statements.

Music Licensing, Inc.
Notes to the Financial Statements (Unaudited)
As of June 30, 2023

5.	STOCKHOLDER’S EQUITY

The company is authorized to issue 20,000,000,000 shares at 0.00001 par value. As of June 30, 2023, the company has 3,566,945,290 shares authorized and outstanding.

6.	ACCOUNTS PAYABLES

Trade and other payables primarily represent amounts owed by the company to suppliers and vendors for goods and services received. These payables arise in the ordinary course of business operations and are generally settled within the company’s normal credit terms.

The company regularly reviews the carrying amount of trade and other payables to ensure they are stated at their estimated settlement amounts. If there are significant changes in the expected timing of settlement or in the estimated amounts, adjustments are made to the carrying amount and recognized in the statement of profit or loss.

The Company has an outstanding accounts payable balance of $56,944 as of June 30, 2023, as legal and professional fees. The management is planning to settle all payables balance by the end of 2023.

MUSIC LICENSING, INC.

INTERIM FINANCIAL STATEMENTS

(Unaudited)

For the period ended as of June 30, 2023

Music Licensing, Inc.
Interim Financial Statements (Unaudited)
For the period ended as of June 30, 2023

INDEPENDENT ACCOUNTANT REVIEW REPORT

The Board of Directors Music	August 08, 2023
Licensing, Inc. 3811 Airport-Pulling Rd.

Naples, FL 34105

We have reviewed the accompanying balance sheet of Music Licensing, Inc. (the company) as of June 30, 2023, and the related statement of income, statement of equity and statement of cash flows for the period then ended, and the related notes to the financial statements.

A review includes primary applying analytical procedures to management’s financial data and making inquiries of the company’s management. A review is less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

MANAGEMENT’S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

Management is responsible for the preparation and fair presentation of these financial statements in accordance with principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controlrelevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

ACCOUNTANT RESPONSIBILITY

Our responsibility is to conduct the review in accordance with the Statement on Standards of Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of material modifications that should be made in the financial statements for them to be in accordance with the accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our report.

Accountant’s Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with the accounting principles generally accepted in the United States of America.

Certified Public Accountant, NH 08224

CF Audits LLC

159 Main St. STE 100

Nashua NH 03060

603-607-7600

cpa@cfaudits.com

Music Licensing, Inc.
Balance Sheet Statement (Unaudited)
As of June 30, 2023

June 30, 2023
ASSETS
Current Assets
Bank Balance	2,390
Accounts Receivables	851,939,992
Allowance for Doubtful Accounts	(806,479,012)
Net Accounts Receivables	45,460,980
Total Current Assets	45,463,370
Intangible Assets
Copy Rights and Domain Names	45,135
Total Fixed Assets	45,135
TOTAL ASSETS	45,508,505

LIABILITIES AND EQUITY
Liabilities	-
Current Liabilities
Accounts payable	56,944
Sales tax payable	4,535
Total Liabilities	61,479
Equity
Common Shares	35,669
Additional Paid In Capital	254,064
Retained Earnings	45,157,293
Total Equity	45,447,026
TOTAL LIABILITIES AND EQUITY	45,508,505

The accompanying notes are an integral part of these financial statements

Music Licensing, Inc.
Income Statement (Unaudited)
For the period ended as of June 30, 2023

June 30, 2023
Revenues
Services	852,032,785
Total Revenues	852,032,785

Less Operating Expenses
Legal and Professional Services	92,257
General and Administrative	10,641
Bad Debt Expense	806,479,012
Total Operating Expenses	(806,581,910)
Net Income (Loss)	45,450,875

The accompanying notes are an integral part of these financial statements

Music Licensing, Inc.
Statement of Changes in Equity (Unaudited)
For the period ended as of June 30, 2023

	Common Stock		Additional Paid In	Retained Earnings
	Shares	Amount	Capital	(Deficit)	Total
Balance – January 01, 2023	3,566,945,290	35,669	183,499	(293,582)	(74,414)
Capital Contributions as of June 30, 2023	-	-	70,565	-	(3,849)
Net Income (Loss) – as of June 30, 2023	-	-	-	45,450,875	45,447,026
Balance - June 30, 2023	3,566,945,290	35,669	254,064	45,157,293	45,447,026

The accompanying notes are an integral part of these financial statements

Music Licensing, Inc.
Statement of Cash Flow (Unaudited)
For the period ended as of June 30, 2023

June 30, 2023
OPERATING ACTIVITIES
Net Income (Loss)	45,450,875
Adjustments to Reconcile Net Income to Net Cash provided by operations:
Change in Payables	(50,361)
Change in Receivables	(45,469,685)
Net cash used by operating activities	(69,171)
Net cash provided by Investing Activities	-

FINANCING ACTIVITIES
Additional Paid in Capital	70,565
Net cash provided by Financing Activities	70,565
NET CASH INCREASE (DECREASE) FOR PERIOD	1,394
Cash at the beginning of the period	996
CASH AT END OF PERIOD	2,390

The accompanying notes are an integral part of these financial statements

Music Licensing, Inc.
Notes to the Financial Statements (Unaudited)
As of June 30, 2023

1.	DESCRIPTION OF THE BUSINESS

Music Licensing, Inc. (“Music Licensing” or “the Company”) is a music performing rights organization that represents songwriters, composers, and music publishers and issues public performance licenses to businesses for a flat monthly fee. Included in the standardized public performance license is a usage fee that is distributed as royalties to the songwriters, composers & music publishers that the Company represents. This model differs from competitors as the Company does not charge their artists an administration fee or utilize a royalty pool model.

The Company’s customers include television and radio stations, internet/streaming services and mobile technologies, Satellite audio services like XM and Sirius, nightclubs, restaurants, bars and other venues. Pro Music which is recognized in U.S. copyright law as a licensor of music was founded in 2018 and is based in Naples, FL. The Company was incorporated in the state of Delaware on November 4, 2020. The Company was created by virtue of the LLC conversion to a Corporation under the “Plan of Conversion” from Pro Music Rights, LLC to Pro Music Rights, Inc. which referred herein as “LLC Conversion”. The LLC Conversion has the following effects on the Company:

1.	All the claims, demands, property, rights, privileges, powers, franchises and every other interest of the Converting LLC shall be as effectively the property of the Company as they were of the Converting LLC prior to effectivity of the conversion.

2.	All debts, liabilities and duties of the Converting LLC shall be attached to the Company and may be enforced against it to the same extent as if such debts, liabilities and duties had been incurred or contracted by it.

3.	All the outstanding membership interests in the Converting LLC shall be canceled and extinguished and be converted into and represent ownership interest in the Company on a one for one basis, such that one hundred percent (100%) of the membership interests of the Converting LLC shall be converted into one hundred percent (100%) ownership of the Company.

History of the Company

The Company was originally incorporated as Hyperbaric Oxygenation Corporation in the State of Nevada on November 17, 1997. The Company subsequently changed its name to Building Turbines, Inc. on January 1, 2011 in connection with the Company’s December 1, 2010 acquisition of Building Turbines, Inc which was in the development of wind turbines for office buildings. Prior to the acquisition of Building Turbines, Inc, the Company had been engaged in the business of Hyperbaric care centers in Canada.

Music Licensing, Inc.
Notes to the Financial Statements (Unaudited)
As of June 30, 2023

On February 26, 2016, an exchange agreement was entered into by and among certain shareholders and debt holders of the Company, representing the majority of the outstanding shares of the Company and FutureWorld, Corp., a Delaware Corporation which was the owner of the partially owned subsidiary, NUVUS GRO. On March 10, 2016, Building Turbines, Inc. changed its name to HempTech Corp. There was a change of control in connection with the name change. As HempTech Corp, the Company was a provider of advanced controlled environment agriculture with sophisticated automation and analytical tools for the cultivators of legal industrial hemp and cannabis. On March 13, 2018 the Company changed its name to Nuvus Gro Corp. On November 21, 2022, the Company changed its name to Music Licensing Inc.

On July 19, 2022, Jake P. Noch Family Office LLC acquired control of the Company by purchasing 37,900,000 Shares of Common Stock of the Company from C&S Advisors Inc., which had previously acquired 44,941,214 Shares of common stock from Talari Industries LLC and Harvest Fund LLC. Jake P. Noch paid $430,000 to Eric Horton for these 37,900,000 Shares of Common Stock. Eric Horton is currently a Shareholder of the Company.

In the transaction whereby Eric Horton acquired 44,941,214 Shares of Common Stock from Talari Industries LLC and Harvest Fund LLC the persons involved were Sam Talari, former CEO of the Company, and Eric Horton. Eric Horton is a Shareholder of the Company. Sam Talari is not affiliated with the Company in any way. Assignment of value to this transaction cannot be determined at this time. The value of this transaction cannot be determined at this time because this transaction was executed under the direction of prior management and such information is not available to the Company’s current management.

Pro Music was formed as “Pro Music Rights, LLC,” a Florida limited liability company effective as of January 31, 2018, and converted into a Delaware corporation on November 4, 2020 resulting in, among things, a change of the legal name from “Pro Music Rights, LLC” to “Pro Music Rights Inc

On September 22, 2022, the Company, filed a Certificate of Amendment to Articles of Incorporation of the Company (the “Certificate of Amendment”) with the Secretary of State of the State of Nevada, pursuant to which the authorized shares of common stock was increased to 20,000,000,000. On November 21, 2022 the Company filed a Certificate of Amendment to the Articles of Incorporation to change the name of the Company from Nuvus Gro Corp. to Music Licensing Inc.

Music Licensing, Inc.
Notes to the Financial Statements (Unaudited)
As of June 30, 2023

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1.	Basis of Presentation

The financial statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (US GAAP) and are presented in U.S. dollars.

2.2.	Use of Estimates

The preparation of financial statements in conformity with the U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Management evaluates the estimates and assumptions based on historical experience and believes those estimates and assumptions are reasonable based on the information available to them.

2.3.	Cash

The Company deposits its cash with financial institutions that the management believes are of high credit quality. The Company’s cash consists primarily of cash deposited in U.S. dollar-denominated investment accounts.

2.4.	Fair Value of Financial Instruments

Pursuant to the accounting guidance for fair value measurements and its subsequent updates, fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The accounting guidance establishes a three-tier fair value hierarchy that requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. A financial instrument’s classification within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement. Three levels of inputs may be used to measure fair value:

Level 1—Quoted prices in active markets for identical assets or liabilities;

Level 2—Inputs other than the quoted prices in active markets, that are observable either directly or indirectly;

Level 3—Unobservable inputs based on the Company’s own assumption.

Music Licensing, Inc.
Notes to the Financial Statements (Unaudited)
As of June 30, 2023

2.5.	Intangible Assets

Intangible assets are comprised of copyrights and domain names. The Company is the owner for the exclusive rights to use these copyrights and domain names. As such, these assets do have an indefinite life. The Company reviews the currently held copy rights and domain names on an annual basis for impairment to determine if an adjustment is required. As the current intangible assets are working No impairment adjustment was considered necessary as of June 30, 2023.

The company’s intangible assets at the period end are categorized as follows:

●	Copyrights: $19,010

●	Domain Names $26,125

2.6.	Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, control has been transferred, the fee is fixed or determinable, and collectability is reasonably assured. In instances where final acceptance of the product Is specified by the customer, revenue is deferred until all acceptance criteria have been met. The Company’s primary source of revenue is the monthly licensing subscription fee.

The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its arrangements:

●	Identify the contract with a customer.

●	Identify the performance obligations in the contract.

●	Determine the transaction price.

●	Allocate the transaction price to performance obligations in the contract, and

●	Recognize revenue as the performance obligation is satisfied.

2.7.	Income Taxes

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740), which amends the existing guidance relating to the accounting for income taxes. ASU 2019-12 is intended to simplify the accounting for income taxes by removing certain exceptions to the general principles of accounting for income taxes and to improve the consistent application of GAAP for other areas of accounting for income taxes by clarifying and amending existing guidance. There are no Deferred tax assets and liabilities to be recognized for the current period.

Music Licensing, Inc.
Notes to the Financial Statements (Unaudited)
As of June 30, 2023

3.	ACCOUNTS RECEIVABLES AND ALLOWANCE FOR DOUBTFUL ACCOUNTS

Accounts receivables are stated at Net Realizable Value (NRV). On a periodic basis, management evaluates its accounts receivable and determines whether to provide an allowance or if any accounts should be written off based on a past history of write offs, collections, and current credit conditions. A receivable is considered past due if the company has not received payments based on agreed-upon terms. The company generally does not require any security or collateral to support its receivables.

Prior Period Error

The company has identified a prior period item (error) relating to the past periods ending December 31, 2022. There was an omission in booking and sending the sales invoices to the customers. Due to this, the prior year sales were not recorded. These omitted invoices are a part of a signed legal licensing agreement between the company and its customers. As such management has decided to record these invoices as Sales starting 2023.

Summary of Revenues at the period end:

●	Total Revenues as on June 30, 2023: $852,032,784

●	Revenues Relating to Prior Period: $851,947,010

●	Revenues as of June 30, 2023: $ 85,774

The Management decided to take a provision of $806,479,012 as bad debts expense during the year 2023 based on management estimation and legal advice.

4.	SUBSEQUENT EVENTS

As per GAAP Accounting Standards Codification (ASC) 855 , The Company evaluates events and transactions occurring after the balance sheet date but before the financial statements are issued for potential recognition or disclosure in the financial statements. The objective of the subsequent events section is to provide information to users of the financial statements about any significant events that have occurred subsequent to the balance sheet date that could affect the understanding of the financial statements.

Music Licensing, Inc.
Notes to the Financial Statements (Unaudited)
As of June 30, 2023

5.	STOCKHOLDER’S EQUITY

The company is authorized to issue 20,000,000,000 shares at 0.00001 par value. As of June 30, 2023, the company has 3,566,945,290 shares authorized and outstanding.

6.	ACCOUNTS PAYABLES

Trade and other payables primarily represent amounts owed by the company to suppliers and vendors for goods and services received. These payables arise in the ordinary course of business operations and are generally settled within the company’s normal credit terms.

The company regularly reviews the carrying amount of trade and other payables to ensure they are stated at their estimated settlement amounts. If there are significant changes in the expected timing of settlement or in the estimated amounts, adjustments are made to the carrying amount and recognized in the statement of profit or loss.

The Company has an outstanding accounts payable balance of $56,944 as of June 30, 2023, as legal and professional fees. The management is planning to settle all payables balance by the end of 2023.

Item 4. Exhibits

Exhibits 1 Q1 2023

Exhibits 2 Q2 2023

Exhibits 3 semi-annual 2023

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MUSIC LICENSING INC.

Date:	August 30, 2023	By:	/s/ Jake P. Noch
Jake P. Noch, Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.